PRESS RELEASE

Composition of Sanofi’s Board of Directors

Paris, France - March 5, 2012 - At its meeting held on March 5, 2012, the Board of Directors of Sanofi (EURONEXT : SAN and NYSE : SNY) decided to propose the appointment of a new director, Mr. Laurent Attal, during the General Shareholders’ meeting of May 4, 2012.

Mr. Laurent Attal, Executive Vice-President Research and Innovation at L’Oréal, would replace Mr. Lindsay Owen-Jones, who has informed the Board that he was not seeking reappointment upon expiration of his term on May 4, 2012.

Serge Weinberg, Chairman of Sanofi’s Board of Directors declared: “I would like to express my sincere gratitude to Sir Lindsay Owen-Jones for his strong contribution as a Board Member over the last 13 years. The vision and experience of such a renowned international leader have been invaluable assets for the governance of the Group and the development of Sanofi during this period.”

The Board also discussed the status of five other members of the Board of Directors whose current term of office will expire at the end of the General Shareholders’ meeting to be held on May 4, 2012. The Board of Directors proposed that the General Shareholders’ meeting reappoint these five Directors: Mr. Uwe Bicker, Mr. Jean-René Fourtou, Ms. Claudie Haigneré, Ms. Carole Piwnica and Mr. Klaus Pohle.

As a result, the new Board of Directors would be composed of 15 members, of whom eight are independent directors, and would consist of the following members: Serge Weinberg (Chairman) Christopher A. Viehbacher (Chief Executive Officer), Laurent Attal, Uwe Bicker, Robert Castaigne, Thierry Desmarest, Lord Douro, Jean-René Fourtou, Claudie Haigneré, Igor Landau, Suet-Fern Lee, Christian Mulliez, Carole Piwnica, Klaus Pohle, Gérard Van Kemmel.

Biography of Laurent Attal

Laurent Attal is a Doctor of Medicine with a specialty in dermatology form the Faculty of Medicine in Paris, and holds an MBA from INSEAD.

Mr. Attal joined L’Oréal in 1986 in France as a sales representative. Over the next several years he held various positions within the Active Cosmetics division and was appointed CEO of Vichy in 1994. Four years later, Mr. Attal was named President of the Active Cosmetics division, with brands including Vichy, La Roche-Posay and Innéov, L’Oréal/Nestlé joint venture of Nutricosmetics.

In 2002, Laurent Attal became member of the Executive Committee of L’Oréal and also oversees the activities of the pharmaceutical company Galderma, the joint-venture between Nestlé and L’Oréal. In 2005 he was appointed President and CEO of L’Oréal USA. Since January 2010, he is Executive Vice-President Research and Innovation at L’Oréal.

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About Sanofi

Sanofi, a global and diversified healthcare leader, discovers, develops and distributes therapeutic solutions focused on patients’ needs. Sanofi has core strengths in the field of healthcare with seven growth platforms: diabetes solutions, human vaccines, innovative drugs, consumer healthcare, emerging markets, animal health and the new Genzyme. Sanofi is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

Contacts:

Media Relations	Investor Relations
Jean-Marc Podvin	Sébastien Martel
Tel.: + (33) 1 53 77 46 46	Tel.: + (33) 1 53 77 45 45
mr@sanofi.com	ir@sanofi.com

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